United States securities and exchange commission logo





                            February 27, 2024

       John Srivisal
       Chief Financial Officer
       Tronox Holdings plc
       263 Tresser Boulevard , Suite 1100
       Stamford, Connecticut 06901

                                                        Re: Tronox Holdings plc
                                                            Form 10-K filed
February 22, 2023
                                                            Response dated
February 2, 2024
                                                            File No. 001-35573

       Dear John Srivisal:

              We have reviewed your February 2, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 22, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 15. Exhibits, Financial Statement Schedules.
       Exhibits 96.1, 96.2, 96.3, and 96.4, page 106

   1. We note your response to comment 24, and that your proposed draft disclosure includes average annual cash
flows. Please confirm that your revised technical report summaries will include cash flows
on an annual basis, rather than average annual basis, to comply with Item
601(b)(96)(iii)(B)(19)(iii) of Regulation S-K.
              Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 with any questions regarding the comment. Please contact Jeanne Baker at 202-551-3691 or Terence
       O'Brien at 202-551-3355 if you have any other questions.
 John Srivisal
Tronox Holdings plc
February 27, 2024
Page 2
                                   Sincerely,
FirstName LastNameJohn Srivisal
                                   Division of Corporation Finance
Comapany NameTronox Holdings plc
                                   Office of Industrial Applications and
February 27, 2024 Page 2           Services
FirstName LastName